SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549


                    AMENDMENT NO. 1

                          TO

                      FORM N-8B-2

     REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
         WHICH ARE CURRENTLY ISSUING SECURITIES

 Pursuant to Section 8(b) of the Investment Company Act of 1940

    STATE AND LOCAL TRUSTS, SERIES 1 (AND SUBSEQUENT SERIES)
(previously known as The Alabama Tax-Exempt Bond Trust, Series 6)
                Registration No. 811-5147


   X   Not the issuer of periodic payment plan certificates
  ---
       Issuer of periodic payment plan certificates
  ---

                  ------------------------

The purpose of this Amendment No. 1 is to reflect a name change for the registrant and a change in trustee.

The Depositor hereby amends Items 1, 3, 5, 7, and 48 of the Registration Statement on Form N-8B-2 filed on May 13, 1987 with the Commission on behalf of The Alabama Tax-Exempt Bond Trust, Series 6 (A Unit Investment Trust).

I.  ORGANIZATION AND GENERAL INFORMATION

   1.   (a)   Furnish name of the trust and the Internal Revenue Service
              Employer Identification Number.

                 State and Local Trusts, Series 1 (and subsequent Series)

                 The Alabama Tax-Exempt Bond Trust, Series 6

                 The trust has no Internal Revenue Service Employer Identification Number.

        (b) Furnish title of each class or series of securities issued by the trust.

                       CERTIFICATE OF OWNERSHIP
                            - evidencing -
                        An Undivided Interest
                              - in the -

          STATE AND LOCAL TRUSTS, SERIES 1 (and subsequent Series)

                                  or

                THE ALABAMA TAX-EXEMPT BOND TRUST, SERIES 6

   3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class of series of securities each custodian or trustee is acting.

                 The Trust Company of Sterne, Agee & Leach, Inc. (63-1125970) 1901 Sixth Avenue North
                 Birmingham, Alabama  35203

                 The Trust Company of Sterne, Agee & Leach, Inc. will act for State and Local Trusts, Series 1 (and subsequent Series).

                 The Chase Manhattan Bank, N.A. (13-5459666)
                 770 Broadway
                 New York, New York  10003

                 The Chase Manhattan Bank, N.A. acts for The Alabama Tax-Exempt Bond Trust, Series 6.

   5. Furnish the name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                 State and Local Trusts, Series 1 (and subsequent series) are governed by the laws of the state of Alabama.

                 The Alabama Tax-Exempt Bond Trust, Series 6 is governed by the laws of the state of New York.

   7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                 The name of the trust has not been changed prior to this Amendment.

V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

   48. Furnish the following information as to each trustee or custodian of the trust.

                 (a)   Name and principal business address.

                 (b)   Form of organization.

                 (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

                 (d)   Name of governmental supervising or examining authority.

        The Trust Company of Sterne, Agee & Leach, Inc. is trustee for State and Local Trusts, Series 1 (and subsequent Series) with its principal office located at 1901 Sixth Avenue North, Birmingham, Alabama 35203. The trustee is a trust company organized under the laws of and is subject to supervision and examination by the state of Alabama.

        The Chase Manhattan Bank, N.A. is trustee for The Alabama Tax-Exempt Bond Trust, Series 6, with its principal office located at 770 Broadway, New York, New York 10003. The trustee is a national banking association organized under the laws of the United States and is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and the Superintendent of Banks of the State of New York.

                             SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, Sterne, Agee & Leach, Inc., the Depositor of the Registrant, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf in the City of Birmingham and the State of Alabama on the 23rd day of October, 1996.


                                   STATE AND LOCAL TRUSTS, SERIES 1 (and
                                     subsequent Series)

                                   By STERNE, AGEE & LEACH, INC.


                                   By        S. ASHTON STUCKEY
                                     -----------------------------------
                                      S. Ashton Stuckey
                                      Managing Director